Natural Gas Service Group, Inc.
508 West Wall Street, Suite 550
Midland, Texas 79701
Phone: (432) 262-2700
Fax: (432) 262-2701

December 4, 2018

Via Edgar
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-5561
Attn.: Anuja A. Majmudar, Attorney-Advisor

Re:    Natural Gas Services Group, Inc.
Form S-3/A
File No. 333-228350

Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the referenced Form S-3/A Registration Statement for Natural Gas Service Group, Inc. (the "Company"), to 1:00 p.m. Eastern Standard Time on December 6, 2018, or as soon thereafter as practicable.
If there are any comments or questions with respect to the Registration Statement or the acceleration thereof, please contact our legal counsel, David A. Thayer, at (303) 785-1623.

Very truly yours,

/s/ Stephen C. Taylor

Stephen C. Taylor
Chief Executive Officer